EXHIBIT 21.1

                    PrimeSource Healthcare, Inc. Subsidiaries


1. Cathtec, Inc., a Massachusetts corporation (not operational).

2. Fiber Imaging Technologies, Inc., a Massachusetts corporation (not operational).

3. CardioDyne, Incorporated, a Massachusetts corporation (not operational).

4. PrimeSource Surgical, Inc., a Delaware corporation.

5. Bimeco, Inc., a Florida corporation.

6. Ruby Merger Sub, Inc., a Delaware corporation



                                       93